WOODSIDE
AUSTRALIAN ENERGY

02 MAY -9 AM 10:09

[redacted]

02028901

16 April 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

SUPPL

P

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Woodside's Quarterly Report for Period Ended 31 March 2002, lodged with the Australian Stock Exchange ("ASX") on 18 April 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dw 5/9

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE PETROLEUM LTD.
ACN 004 898 962

REPORT FOR THE QUARTER ENDED 31 MARCH 2002

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 31 March 2002 was as follows:

		Quarter 1 2002	**Quarter 1 2001**
DOMESTIC GAS	Deliveries (av.tj/day)	267	255
LIQUEFIED NATURAL GAS	Production (Tonnes)	320,180	309,630
	Sales Delivered (Tonnes)	333,080	324,628
	Cargoes Delivered	35	34
CONDENSATE	Production (Barrels)	2,393,598	2,139,270
	Sales (Barrels)	1,950,860	1,917,293
COSSACK OIL	Production (Barrels)	1,850,472	1,820,620
	Sales (Barrels)	1,983,617	1,971,212
LAMINARIA OIL	Production (Barrels)	3,835,677	5,809,130
	Sales (Barrels)	2,918,337	5,939,667
LEGENDRE OIL	Production (Barrels)	1,492,331	-
	Sales (Barrels)	1,464,260	-
LIQUEFIED PETROLEUM GAS	Production (Tonnes)	33,159	30,440
	Sales (Tonnes)	39,790	-

REVIEW OF PRODUCTION FOR THE QUARTER

North West Shelf

- Domestic Gas: production maintained above plan until 12 March due to strong demand from BHPB and Alinta Gas. Problem at BHPB's DRI plant from 12 March resulted in lower nomination levels. The duration of BHPB shutdown is uncertain but it is expected to at least affect production during April. Overall production in Q1 was to plan.
- LNG: production was above plan due to an extra spot cargo loaded to Japan in February. Production 21,345 tonnes per day (Woodside share 3,558 tonnes per day).
- Condensate: production to plan at 109,814 bbl per day (Woodside share 26,596 bbl per day).
- Cossack Pioneer Oil: production above plan at 123,365 bbl per day (Woodside share 20,561 bbls per day).
- LPG: production to plan at 2,211 tonnes per day (Woodside share 368 tonnes per day).

Laminaria and Corallina

- Production was above plan at an average of 88,018 bbl/day (Woodside share 42,619 bbl/day) but significantly lower than 137,470 bbl/day (Woodside share 64,550 bbl/day) reported in the corresponding period last year due to natural decline in the reservoirs.
- The production rate at the end of the quarter was 88,000 bbl/day.
- The underlift against Woodside's share of production in the first quarter will be made up by additional shipment/sales in the second quarter.
- Laminaria Phase II: despite difficulties experienced with the drilling of development wells, the project is 55% complete and remains on schedule for a mid-2002 start-up target.

Legendre

- Production was above plan at an average of 36,094 bbl/day (Woodside share 16,581 bbl/day).
- The production rate at the end of the quarter was 31,450 bbl/day.
- Production is currently constrained by injection well performance; a re-perforation is planned in May.
- Oil uptime for Q1 was 97.69% against a target of 96.0%.

EXPLORATION DRILLING PROGRAMME

Exploration or appraisal wells drilled during the quarter were as follows:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Remarks
Enfield-4	Australia	WA-271-P	100.00	Flowed 5,626 bbl/d & 1.38 MMscf/d
Norfolk-1	Australia	WA-191-P	8.20	20 metre net oil column
Redwood-1	Gulf of Mexico	GC1001	25.00	Dry hole

EXPLORATION INVESTMENTS/DIVESTMENTS

Equity acquired/disposed during the :

Location	Permit No. or Description	Woodside's Interest (%) Increase (Decrease)	Current Interest %	Remarks
Mauritania	Block 2	(12)	48	Farm-out to Energy Africa

FINANCE

Woodside's revenue and capital expenditure for the quarter were as follows:

	Quarter 1 2002	Quarter 1 2001
Sales Revenue ($M)		
Gas		
Domgas & LNG	168.6	179.3
Liquids		
Condensate	59.1	78.5
Cossack Oil	72.4	88.6
Laminaria Oil	91.8	261.1
Legendre Oil	53.6	-
Liquefied Petroleum Gas	14.3	(0.7)
Total	459.8	606.8
Capital Expenditure ($M)		
Exploration	9.3	70.8
Property, Plant & Equipment, Evaluation & Development	103.2	134.5
	112.5	205.3

ANTHONY NIARDONE
ASST. COMPANY SECRETARY